April 27, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington,  D.C. 20549

Re: Lincoln National Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 26, 2015

File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to your letter of April 24, 2015 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2014.  We are in the process of responding to your comments, but are requesting an extension of 10 business days, until May 22, 2015 to respond.  Thank you for your consideration of our request.

Sincerely,

/s/ Douglas N. Miller

Douglas N. Miller

Senior Vice President & Chief Accounting Officer

cc: Randal J. Freitag, Executive Vice President and Chief Financial Officer

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.